Exhibit 99.1

NICE Introduces Next Generation Skype for Business Recording for
Financial Markets

NICE continues to extend its leadership in unified communications capture with the latest release of Skype for Business recording

Paramus, New Jersey, July 6, 2016 – NICE (NASDAQ: NICE) today announced the release of the latest edition of its recording solution for Skype for Business, which brings the trusted capabilities of NICE recording solutions and unique financial services compliance features to Microsoft’s latest unified communications platform. NICE recording solutions are deployed across most of the banks around the globe and the latest Skype for Business solution seamlessly interfaces to those already trusted solutions.

Skype for Business, which succeeds Microsoft Lync 2013, cost-effectively enhances the familiar Skype experience with advanced capabilities for an enterprise environment, including the security, compliance, and management of Lync. Expanding upon a six-year history of recording support for Lync, NICE has adapted its recording solution to meet the evolving needs of financial services sector customers as they transition to Skype for Business.

Financial institutions are facing more stringent regulatory compliance demands for proactive and precise recording, retention and retrieval of customer interactions. In order to meet the unique needs of financial sector customers, the newest release of the NICE Skype for Business recording solution supports dynamic selective recording based on the compliance policies of the bank, ensuring a lower total cost of ownership than traditional blanket recording methods. It incorporates secure, automated capture and retention, instant retrieval, advanced search, and monitoring for all voice interactions that customers of NICE have come to depend on over the last three decades.

NICE’s Skype for Business recording solution is an integral part of NICE’s industry-leading communications surveillance solution for identifying compliance and fraud risks across multiple communication channels. This includes peer-to-peer voice sessions, conference calls, email, chat, the audio of Skype video calls, mobile communications, and more.

In this latest version of Skype for Business recording from NICE, Skype calls are routed via a NICE Media Proxy, meaning that financial institutions can fully benefit from their previous investments in NICE’s recording solutions even as the communications platform changes. This integration significantly lowers the total cost of ownership and provides peace of mind for organizations that have grown to depend on the reliability of NICE solutions.

Chris Wooten, Executive Vice President, NICE
“Our new feature for recording Skype for Business audio interactions is a natural extension of NICE’s current leadership in financial market recording. More broadly, we expect Skype for Business to disrupt the enterprise-based unified communications market across the board in coming years. NICE is ensuring that customers using our recording solutions in their trading floor environments and elsewhere in their enterprise can fully benefit from Skype for Business.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.